December 13, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.   20549

Attention: Andrew Mew, Accounting Branch Chief

Re:	Crown Equity Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 9, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 5, 2010
Form 10-Q/A for the Fiscal Quarter Ended June 30, 2010
Filed August 10, 2010
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
File No. 000-29935

Dear Mr. Mew:

In response to your letter of November 18, 2010 regarding the above-referenced issuer, Crown Equity Holdings Inc. (the "Company"), please be advised that the Company is responding to the Staff’s comments in this letter.  As requested in your letter, this letter references where each response to your specific comment was made in each respective filing.  For ease of reference, we have followed the numbering format of your letter in responding:

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.           Your website does not appear to include all of the reports that have been filed pursuant to Section 16 of the Securities Exchange Act within the last 12 months with respect to your equity securities, nor is there a hyperlink clearly captioned that leads directly to such reports or a list of them.  Please revise your website accordingly.  Please see Securities Exchange Act Section 16(a), Securities Exchange Act Rule 16a-3(k), and Securities Release 33-8230, Section II.B (May 7, 2003).

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

RESPONSE:

Comment complies with.  The Company has revised its website accordingly.

Item 1. Business

A) General

2.           We note your statement that you use the “trade name ‘Crown Trading Systems,’” and that you entered into “reseller and distribution agreements with over 30 wholesale and retail computer components to sell [your] products on CTS’s website, www.crowntradingsystems.com”.  It does not appear that products are available for sale on CTS’ website.  Please clarify the extent to which your business is involved in the sale of products on CTS’s website and how these sales occur.

RESPONSE:

The Company previously sold computer products through that website.  At the present, the Company is no longer selling products on that website.  The Company has updated its description in the Business section of its 10-K to so indicate.

3.           Your disclosure in this section does not clearly indicate exactly what line of business you are currently engaged.  We note your statement that you offer your “services to domestic and global companies seeking to become public entities” and that in 2009, you “refocused [your] primary vision to using [your] network of Websites on providing advertising and marketing services, as a worldwide online media advertising publisher, dedicated to the distribution of quality branding information,” however, it is not clear what services you provide or, if applicable, what products you sell (see comment above).  Please clearly describe your business and the principal products or services and the markets you serve.  For example, we note your disclosure in your Results of Operations section in your Form 10-Q for the quarterly period ended September 30, 2009 that revenue increases in 2009 are from a license sale of $250,000 and increased revenues from services of approximately $168,000” as well as a press release dated August 21, 2009 that “[you] announced the other day that [you] entered into a license agreement with Velvet International, Inc., worth $250,000 . . . Proceeds from the contract will be put back into further developments of [your] trading software.”  In your revised business section, please discuss the license agreement and its role in your operations.  If applicable and to the extent material to an understanding of your company, please also disclose:

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

•	the distribution methods of your products or services;
•	any dependence on one or a few major customers;
•	patents, trademarks, licenses or royalty agreements including duration; and
•
an estimate of the amount spent during each of the last two fiscal years on research and development activities and, if applicable, the extent to which the cost of such activities is borne directly by customers.

Please see Items 101(h)(4)(i), 101(h)(4)(ii), 101(h)(4)(vi), 101 (h)(4)(vii) and 101(h)(4)(x) of Regulation S-K.

RESPONSE:

Comment complied with by the Company expanding its disclosure in the Form 10-K/A being filed herewith.

Item 5. Market for Registrant’s Common Equity and Related Shareholder Matters

4.           Please provide the high and low quarterly bid prices for the two most recent fiscal years.  Please see Item 201(a)(1)(iii) of Regulation S-K.

RESPONSE:

Comment complied with in the Amended 10-K.

Item 7. Management’s Discussion and Analysis or Plan of Operation

Overview

5.           Please enhance your disclosure to discuss your current expectations regarding overall revenue growth for the at least the current calendar year.  In this discussion, please also provide whether you expect your financial position to remain at its current level or to increase or decrease.  For example, we note your statement in a June 28 and September 15, 2010 press release by Mr. Bosket that ‘[y]our goal for 2010 is to have all CRWE’s clients’ press releases, articles and news content published in every major financial country’s native language, as well as within cities of every state of [y]our country.”  Please elaborate on how achievement of this goal will impact your Liquidity and Capital Resources and Results of Operations.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

RESPONSE:

Comment complied with the expanded discussion in the amended 10-K/A being filed herewith.

6.           In the last paragraph of the Overview section you state you will attempt to carry out your business plan as discussed below.  In the section that follows, Liquidity and Capital Resources, you state in the last paragraph that you will attempt to carry out your plan of business as described above.  We could not locate a discussion of your business plan or a clear explanation of your current operations.  You also state you cannot predict to what extent your lack of liquidity and capital resources will hinder your business plan prior to the consummation of a business combination; that you will need additional capital to fund that proposed operation; and then you state you are active in your business.  Please substantially revise your Overview to establish a context that will enhance a reader’s understanding of your discussion of Results of Operations and Liquidity and Capital Resources as well as your prospects for the future.  This comment also applies to your Forms 10-Qs for the periods ended March 31, 2010 and June 10, 2010.

RESPONSE:

Comment complied with through the revision of the relevant sections of the Form 10-K and 10-Qs.

Liquidity and Capital Resources

7.           We note your statement that “there exists no agreements or understandings with regard to loan agreements by or with the Officers, Directors, principals, affiliates or shareholders of the Company.”  We further note your disclosure in Note 6 discussing your notes payable to Montse Zaman and a company controlled by a related party, both with outstanding balances and due in November of 2012.  Please clarify or revise.

RESPONSE:

Comment complied with through revising the disclosure to reflect the sums already owed to Mrs. Zaman.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

8.           In your Liquidity and Capital Resources section as well as Results of Operations, you state the changes between periods.  The dollar amounts you disclose repeats information that is available from the face of the financial statements.  Please revise your discussion to explain the reasons for period-to-period changes.  In this regard, where you identify intermediate causes of change in your operating results, please be sure to fully describe the reasons underlying these causes.  Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change.  Please see Item 303 of Regulation S-K and SEC Release No. 33-8350.  As examples only, please describe the nature of the operations from which you were able to generate revenues in 2009 and the nature of the expenses incurred.  Please explain to us and clarify in your disclosures why cost of revenues was only $2,805 on revenues of $659,907.  Please also quantify and describe the nature of the general and administrative services provided by consultants and contractors.  This comment also applies to your Form 10-Q for the periods ending March 31, 2010, June 30, 2010, and September 30, 2010.

RESPONSE:

Comment complied with through the expansion of the disclosure concerning the revenues and expenses for 2009 in the amended Form 10-K and Forms 10-Q’s being filed herewith.

9.           Please provide a discussion addressing your liquidity on both a short term and long term basis.  Please see the instructions to Item 303(a) of Regulation S-K.  Specifically, please address your ability to meet your cash needs for the next 12 months as well as the long-term in light of any anticipated capital expenditures, payment on long-term obligations and commitments.  In this regard, please also address the impact on your liquidity of accepting restricted securities as payment for services rendered.  The discussion should also include an evaluation of the certainty of cash flows.  This comment also applies to your Form 10-Q for the periods ending March 31, 2010, June 30, 2010 and September 30, 2010.

RESPONSE:

The discussion concerning liquidity has been expanded to address these issues.

Results of Operation

10.           We note a significant increase in your revenues from 2008 and 2009.  Please enhance your disclosure here to provide the underlying reasons for this increase as well as their reasonably likely impact on future cash flows and cash management decisions.  Please see Item 303 of Regulation S-K and SEC Release Nos. 33-8350 and 33-6835.  This comment also applies to your Form 10-Qs for the periods ending March 31, 2010, June 30, 2010 and September 30, 2010.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

RESPONSE:

The disclosure has been expanded to address these concerns.

Item 9a Controls & Procedures

11.           You only refer to one aspect of disclosure controls and procedures while omitting the reference to information being recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  The definition of disclosure controls and procedures is not required; however, if you choose to define the term, you must include the entire definition from the Exchange Act Rule 13a-15(e).  Please revise.  This comment also applies to your Form 10-Qs for the periods ending March 31, 2010, June 30, 2010, and September 30, 2010.

RESPONSE:

The complete definition from Exchange Act Rule 13a-15(e) has been included.

Item 10.  Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

12.           We note your statement that the business experience you provide for your directors and executive officers are for “at least the last five years…indicating their principal occupations and employment during that period.”  However, it appears that there are still gaps in several of your principal executive officers’ and directors’ biographies.  For example, please specify the type of business and development Mr. Saucedo-Bardan has been involved in from 2005 to 2010 as well as his position at the business.  Please also provide Ms. Zaman’s principal occupation and employment after her employment with Zaman & Company as well as Mr. Onoue’s principal occupation and employment since August 2009.  Please see Item 401(e) of Regulation S-K.

RESPONSE:

The narrative description of the business experience of the officers and directors has been expanded to comply with Item 401(e) of Regulation S-K.

13.           For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.  Please see Rule 401(e)(1) of Regulation S-K.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

RESPONSE:

Comment complied with.

14.           Please disclose whether you have adopted a code of ethics that applies to your principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  If you have not adopted a code of ethics, explain why you have not done so.  Please see Item 406 of Regulation S-K.

RESPONSE:

The Company previously adopted a Code of Ethics in May, 2004 but it had not been filed as an exhibit to the Form 10-KSB for that year nor posted on the Company’s website.  The Company has adopted a revised Code of Ethics which is being filed as an exhibit to the amended Form 10-K being filed herewith.  The Company will also post the Code of Ethics on its website.

Item 11.  Executive Compensation

15.           We note your statement that in fiscal 2009, you paid four officers “an aggregate of $61,750 plus issued 2,270,000 shares of common stock worth $227,000 for an aggregate value of $288,750 for their services.”  Please provide the information required by Items 402(n) and 402(p) of Regulation S-K.

RESPONSE:

The disclosure has been expanded to provide this information for each officer and director.

16.           We note your statement in this section that as of December 31, 2009, 2,981,000 shares had been issued under your Consultants and Employees Stock Plan.  We further note your statement in Note 5 that 3,371,000 shares had been issued under this plan.  Please clarify or revise.

RESPONSE:

The disclosure has been revised to reflect that 3,371,000 shares have been issued under the Plan through December 31, 2009.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

Item 12.  Security Ownership of Certain Beneficial Owners and Management

17.           Please disclose the person(s) who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by Crown Marketing Corporation.  Please see Instruction 2 to Item 403 of Regulation S-K.

RESPONSE:

The disclosure has been revised in accordance with Item 403 of Regulation S-K.

18.           We note your statement in Item 11 that in 2007, you adopted the Crown Equity Holdings Inc. Consultants and Employees Stock Plan.  In an appropriate place in your annual report, please provide the disclosure required by Item 201(d) of Regulation S-K.

RESPONSE:

The disclosure required by Item 201(d) of Regulation S-K has been provided.

Item 13. Certain Relationships and Related Transactions

19.           Please provide the disclosure required by Item 404(d) of Regulation S-K for those related party transactions discussed in Note 6 – Related Party Transactions.

RESPONSE:

The disclosure required by Item 404(d) of Regulation S-K has been provided.

20.           In an appropriate place in your annual report, please provide the information required by 407(a) of Regulation S-K.

RESPONSE:

The disclosure required by Item 407(a) of Regulation S-K has been provided.

Item 13.  Exhibits and Reports on Form 8-K

21.           Your exhibit list should include, and you should file or incorporate by reference, the documents required in Item 601(b) of Regulation S-K, including your charter and bylaw documents as well as any material agreements.  Please also file your license agreement with Velvet International, Inc. as a material contract or tell us why you believe this is unnecessary.  Please see Item 601 of Regulation S-K.  This comment also applies to your Form 10-Qs for the periods ending March 31, 2010, June 30, 2010, and September 30, 2010.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

RESPONSE:

The exhibit list has been updated to comply with Item 601 of Regulation S-K.

22.           We note your reference to a Form 8-K filed on October 1, 2009.  It appears you are referencing your Form 8-K filed on October 6, 2009 discussing a change in control where your majority shareholder entered into a stock purchase agreement with Crown Marketing Corporation.  We further note your statement in your Form 10-Q for the quarterly period ending September 30, 2009 that “[a]s part of the merger agreement effective August 4, 2009 between Crown Partners, Inc and TaxMasters, Inc. all outstanding balances due from Crown Equity to TaxMasters (Crown Partners) were forgiven.  Just prior to the merger, Crown Equity owed Crown Partners $50,167 in advances and $55,897 in accounts payable.”  To the extent this stock purchase or merger agreement are material to your company, please file them as an exhibit.  Please see Item 601(b)(10) of Regulation S-K.

RESPONSE:

The agreement has been filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Report of Independent Registered Public Accounting Firm

23.           The audit report does not appear to include a signature.  Please confirm to us that you received a signed report from MaloneBailey LLP.  Please ensure that audit reports include in future filings indicate a signature.  Please see Rule 302 of Regulation S-T and Section 5.1.2 of Volume II of the EDGAR Filer Manual.

RESPONSE:

The Company has confirmed that it received a signed report from MaloneBailey LLP and will ensure that audit reports filed in future filings will include a signature.

Statement of Stockholder’s Equity

24.           Please explain to us the item “Common stock issued at greater than market value to related parties” in the amount of $8,700 and tell us why no shares are reflected as having been issued.  We may have further comment.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

RESPONSE:

The $8,700 reflects the difference between the value of the stock issued at market closing on date of issuance and the amount originally expensed for the stock issued. The Company has revised the Statement of Stockholder’s Equity in the Form 10-K to include this amount in the line item “Issuance of common stock for service to related parties”.

Statement of Cash Flows

25.           We note you present “common stock issued as services” as a significant added back adjustment to your net income (loss) in the operating activities section of the cash flow statements.  In this regard, please explain to us why this apparent non-cash line item was presented as an adjustment rather than a non-cash disclosure to the cash flow statement or revise.

RESPONSE:

Stock issued for services is not a non cash item and is properly reflected as an adjustment to net income or loss as it represents non-cash expense that is part of net loss.

Note 1 – Nature of Business and Summary of Accounting Policies

Stock Based Compensation

26.           Please expand your disclosure to state your method of estimating fair value for employee equity awards.  Please see FASB ASC 718-10-50.

RESPONSE:

The Company has revised its disclosure in the Form 10-K to state the method used to estimate the fair value (closing stock price for common stock and Black-Scholes option pricing model for common stock options).

Revenue Recognition

27.           Please tell us and revise your disclosures to include whether your stated shipping terms are FOB shipping point pursuant to your sales agreements with customers.  Please also tell us and disclose when title passes to the customer and explain to us your return policy.  If your sales agreements do not specify when title passes, please explain to us why revenue recognition is appropriate upon shipment rather than upon delivery to and acceptance by the customer.  Please see SAB 104.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

RESPONSE:

The Company provides consulting and services. No product is shipped. The revenue is recognized as the service is provided. The Company has revised the disclosure in the Form 10-K to reflect this.

28.           Please revise your disclosure for each revenue stream to separately disclose the following information:
•	A description of the type, nature and terms of the revenue-generating transactions with respect to each product and services; and,
•	The specific revenue recognition policy including the manner in which your recognize revenue
Please see FASB ASC 235-10-50 for additional guidance.

RESPONSE:

The Company’s revenue recognition policy has been expanded to address this comment.

29.           You indicate you generate revenue from product sales, technology licenses and services.  Please explain to us whether or not you engage in arrangements with multiple deliverables and, if so, what consideration was given to FASB ASC 605-25.

RESPONSE:

Revenue is recognized as the service is delivered.  If the service is over a period of time undelivered services are recognized as deferred revenue. We currently do not enter into multiple deliverable arrangements.

30.           We note contract revenues include collaboration agreements.  Please revise to provide the disclosures required by FASB ASC 808-10-50.

RESPONSE:

The Company’s contract revenue does not include collaboration agreements. The Company has revised its disclosure in response to this comment.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

31.           Please expand your disclosures to state the amount of gross revenues you recognized from non-monetary transactions.  Please see FASB ASC 845-10-50.  Please also revise the disclosures to your interim quarterly reports.

RESPONSE:

In response to this comment, the Company’s Form 10-K has been amended to reflect the amount of non-monetary transactions.

Marketable Securities

32.           We note you elected the fair value option for your marketable securities.  Please disclose your reasons for electing the fair value option and revise your notes to the financial statements to provide the disclosures required by FASB ASC 825-10-50-28 to 32.  This comment also applies to your Form 10-Qs for the periods ending March 31, 2010 and June 30, 2010.

RESPONSE:

The 10-K/A has been expanded to include this disclosure.

Note 2 – Going Concern

33.           We note your auditor has referred to this footnote for a description of your financial difficulties and plans to overcome those difficulties.  You state here that unless profitability and increase in shareholders’ equity continues, your conditions raise doubt as to your ability to continue as a going concern.  Please revise to describe your plan to overcome your financial difficulties, including as applicable, your plans for achieving profitability and increasing shareholders’ equity.  Please see Financial Reporting Codification 607.02.

RESPONSE:

The Company has complied with this comment in its amended 10-K.

Note 5 – Common Stock

34.           Please disclose your accounting policy for non-employee stock compensation as well as the disclosures required by FASB ASC 505-50-1.

RESPONSE:

The Company has complied with this comment in the amended 10-K.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

Note 6 – Related Party Transactions

35.           We note you paid related parties cash and issued stock for services.  Please expand your disclosure to describe the nature of the services provided.  Please see FASB ASC 850-10-50.

RESPONSE:

In response to this comment, the Company has expanded its disclosure in the amended 10-K.

Exhibit 31.1

36.           Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K.  Your alteration in paragraph 4(c) of Mr. Holden’s certification of “conclusions” to “conclusion” is not permissible.  Also, your alteration of Messrs. Holden and Bosket’s certification of “officer(s)” to officer in paragraphs 4 and 5 is not permissible.  Please revise in future filings.  This comment also applies to the certifications for both Messrs. Holden and Bosket filed with your Form 10-Qs for the periods ending March 31, 2010, June 30, 2010 and September 30, 2010.

RESPONSE:

We have revised this in the 10-K/A and will conform to this in all future filings.

Form 10-Q for Fiscal Quarters Ended March 31, 2010, June 30, 2010 and September 30, 2010

Item 4T:  Controls and Procedures

(a)	Evaluation of Disclosure Controls and Procedures

37.           We note your statement in Form 10-Ks for fiscal years ending December 31, 2007, 2008, and 2009 as well as your Form 10-Qs for the periods ending March 31, 2010 and June 30, 2010 that management concluded that there is a material weakness in your internal control over financial reporting.  We further note your statements that this material weakness relates to the lack of segregation of duties in financial reporting and is “due to the [your] lack of working capital to hire additional staff.  To remedy this material weakness, [you] intend to engage another accountant to assist with financial reporting as soon as [y]our finances will allow.”  Given the increase in your working capital for the fiscal year ending December 31, 2009 as well as your quarterly periods ending March 31, 2010 and June 30, 2010, please expand upon your discussion regarding the steps you intend to take, clarify the procedures you plan to implement, and disclose your overall progress in addressing this material weakness.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

RESPONSE:

Comment complied with and updated in the amended Form 10-Q’s being filed herewith.  The duties of the general ledger function and the CFO function were segregated beginning in January 1, 2010. The reconciliation of bank statements and the signature authority of the bank accounts has also been segregated.

Changes in Internal Control over Financial Reporting

38.           We note your statement that “[e]xcept as noted above, there have been no changes in our internal control over financial reporting.”  Please either note the exceptions or remove the phrase “except as noted above”.  We reissue comment 11 in our letter dated November 30, 2009 and comment 7 in our letter dated January 5, 2010.

RESPONSE:

This comment has been complied with in the amended Form 10-Q’s filed herewith.  This change has been reflected in the 10-K/A.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

Sincerely,

MCDOWELL ODOM LLP

/s/ Claudia McDowell

Claudia J. McDowell

/CJM
Enclosures

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com